Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 27, 2012, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class III Directors (Ashish Bhutani and
Richard Reiss, Jr.), each to serve for a three-year term expiring at the 2015 Annual Meeting and one or until his successor is duly elected and qualified.

Director		    For		Withhold Authority
Ashish Bhutani		6,326,737 	181,391
Richard Reiss, Jr.	6,328,817 	179,312